EXHIBIT 17.2

December 9, 2013

Board of Directors

SMG Indium Resources Ltd.

100 Park Avenue, 16th Floor

New York, NY 10017

Attention: Ailon Z. Grushkin

Re:	Resignation as a Director

Gentlemen:

I, Alan C. Benjamin, hereby tender my resignation as a Director of the Board of SMG Indium Resources Ltd., a Delaware corporation (the “Company”), and from all committees of the Board of Directors of the Company, effective as of December 9, 2013. My resignation is not the result of a disagreement between the Company and me on any matter relating to the Company's operations, policies or practices.

Very truly yours,

/s/ Alan C. Benjamin

Alan C. Benjamin